Exhibit 4.1
No. 150
SPECIMEN
SEE REVERSE FOR RESTRICTIONS ON TRANSFER

This security has not been registered with the U. S. Securities and Exchange Commission (“SEC”) and cannot be sold or transferred absent registration in accordance with applicable federal and state securities laws or an exemption from registration. This security is part of an issue offered and sold by the issuer pursuant to the exemption from registration in section 3 (a) (11) of the Securities Acts of 1933, as amended, and rule 147 thereunder and cannot be resold during such the State of Oklahoma. Any sales or transfers of this security must be made pursuant to an effective registration statement of counsel in form and substance satisfactory to the issuer and its counsel that registration is not necessary.